                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 37)


                              NATIONAL REALTY, L.P.
                                (Name of Issuer)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)


                                   637-353-301
                                 (CUSIP Number)


 ROBERT A. WALDMAN, 10670 N. CENTRAL EXPRESSWAY, SUITE 600, DALLAS, TEXAS 75231
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                OCTOBER 15, 1999
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO.  637-353-301                                                  PAGE 2
-------------------------------------------------------------------------------
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
         AMERICAN REALTY TRUST, INC.                        54-0697989
-------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  .................................................................
         (b)  .................................................................
-------------------------------------------------------------------------------

     3)  SEC Use Only  ........................................................
-------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)  ..................................
-------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)  ........................................................
-------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization                 GEORGIA
-------------------------------------------------------------------------------

                  7)  Sole Voting Power                       283,034
Number of         -------------------------------------------------------------
Shares
Beneficially      8)  Shared Voting Power                         -0-
Owned by          -------------------------------------------------------------
Each
Reporting         9)  Sole Dispositive Power                  283,034
Person            -------------------------------------------------------------
With
                  10)  Shared Dispositive Power                   -0-
-------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person                                              283,034
-------------------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)  .................................................
-------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)            4.5%
-------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                   CO

-------------------------------------------------------------------------------

CUSIP NO.  637-353-301                                                  PAGE 3
-------------------------------------------------------------------------------
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
         BASIC CAPITAL MANAGEMENT, INC.                      75-2332719
-------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  .................................................................
         (b)  .................................................................
-------------------------------------------------------------------------------

     3)  SEC Use Only  ........................................................
-------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)
-------------------------------------------------------------------------------

     5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)  ........................................................
-------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization        NEVADA
-------------------------------------------------------------------------------

                  7)  Sole Voting Power              696,975
Number of         -------------------------------------------------------------
Shares
Beneficially      8)  Shared Voting Power                -0-
Owned by          -------------------------------------------------------------
Each
Reporting         9)  Sole Dispositive Power         696,975
Person            -------------------------------------------------------------
With
                  10)  Shared Dispositive Power          -0-
-------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person                                                        696,975
-------------------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)  .................................................
-------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)              11.0%
-------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                     CO
-------------------------------------------------------------------------------

CUSIP NO.  637-353-301                                                   PAGE 4
-------------------------------------------------------------------------------
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
        Above Persons
        ART HOLDINGS, INC.                               75-2663476
-------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  .................................................................
         (b)  .................................................................
-------------------------------------------------------------------------------

     3) SEC Use Only  .........................................................
-------------------------------------------------------------------------------

     4) Source of Funds (See Instructions)  ...................................
-------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)  .........................................................
-------------------------------------------------------------------------------

     6) Citizenship or Place of Organization            NEVADA
-------------------------------------------------------------------------------

                  7)  Sole Voting Power                 3,268,535
Number of         -------------------------------------------------------------
Shares
Beneficially      8)  Shared Voting Power                     -0-
Owned by          -------------------------------------------------------------
Each
Reporting         9)  Sole Dispositive Power            3,268,535
Person            -------------------------------------------------------------
With
                  10)  Shared Dispositive Power               -0-
-------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person                                        3,268,535
-------------------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)  .................................................
-------------------------------------------------------------------------------

     13)  Percent of Class Represented by Amount in Row (11)              51.7%
-------------------------------------------------------------------------------

     14)  Type of Reporting Person (See Instructions)                     CO
-------------------------------------------------------------------------------

                              NATIONAL REALTY, L.P.
                              CUSIP NO. 637-353-301


ITEM 1. SECURITY AND ISSUER

     Item 1 is hereby amended to read as follows:

     This amendment relates to the Units of Limited Partner Interest (the "Units") of NATIONAL REALTY, L.P., a Delaware limited partnership (the "Partnership"), and amends the statement on Schedule 13D filed on November 4, 1998. The principal executive offices of the Partnership are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended to read as follows:

     This statement is being filed on behalf of American Realty Trust, Inc. ("ART"), Basic Capital Management, Inc. ("BCM")and ART Holdings, Inc. ("AHI") (collectively the "Reporting Persons").

     ART, BCM, and AHI may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended. BCM, who serves as the Advisor and is the largest shareholder of ART. AHI is a wholly-owned subsidiary of ART recently established for the sole purpose of holding record ownership of the Units beneficially owned by ART.

     (I) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     The following is a list of each executive officer and director of ART:

Name                                Position(s)
----                                -----------
Roy E. Bode                         Director

Collene C. Currie                   Director

Al Gonzalez                         Director

Cliff Harris                        Director

Karl L. Blaha                       Director\President

Thomas A. Holland                   Executive Vice President and
                                    Chief Financial Officer

Bruce A. Endendyk                   Executive Vice President

David W. Starowicz                  Executive Vice President -
                                    Commercial Asset Management


Name                                Position(s)
----                                -----------
Steven K. Johnson                   Executive Vice President -
                                    Residential Asset Management

Robert A. Waldman                   Senior Vice President, Secretary
                                    and General Counsel

James D. Canon, III                 Senior Vice President

Drew D. Potera                      Vice President and Treasurer



     Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at the University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizen of the United States of America.

     Ms. Currie's business address is 6617 Ridgeview Circle, Dallas, Texas 75240. Ms. Currie's present principal occupation is Vice President for the Bank of America, Private Bank. Ms. Currie is a citizen of the United States of America.

     Mr. Gonzalez' business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

     Mr. Harris's business address is 2838 Woodside Street, Dallas, Texas 75204. Mr. Harris' present principal occupation is President of Energy Transfer Group, L.L.C. Mr. Harris is a citizen of the United States of America.

     Mr. Blaha's business address is 10670 North Central Expressway, Suite 300, Dallas, Texas 75231. Mr. Blaha's present principal occupation is President of BCM. Mr. Blaha is a citizen of the United States of America.

     Mr. Holland's business address is 10670 North Central Expressway, Suite 300, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

     Mr. Endendyk's business address is 10670 North Central Expressway, Suite 500, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

     Mr. Starowicz's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Starowicz's present principal occupation is Executive Vice President - Commercial Asset Management of BCM. Mr. Starowicz is a citizen of the United States of America.

     Mr. Johnson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Johnson's present principal occupation is Executive Vice President - Residential Asset Management of BCM. Mr. Johnson is a citizen of the United States of America.

     Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

     Mr. Canon's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Canon's present principal occupation is Senior Vice President of BCM. Mr. Canon is a citizen of the United States of America.

     Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

     (II) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:


Name                                Position(s)
----                                -----------
Karl L. Blaha                       President

Thomas A. Holland                   Executive Vice President and
                                    Chief Financial Officer

Clifford C. Towns, Jr.              Executive Vice President - Finance

Bruce A. Endendyk                   Executive Vice President

A. Cal Rossi, Jr.                   Executive Vice President

Cooper B. Stuart                    Executive Vice President

David W. Starowicz                  Executive Vice President -
                                    Commercial Asset Management

Steven K. Johnson                   Executive Vice President -
                                    Residential Asset Management

Dan S. Allred                       Senior Vice President - Land Development

Robert A. Waldman                   Senior Vice President,
                                    General Counsel and Secretary

James D. Canon, III                 Senior Vice President

Drew D. Potera                      Vice President, Treasurer
                                    and Securities Manager


Name                                Position(s)
----                                -----------
Mickey Ned Phillips                 Director

Ryan T. Phillips                    Director


     Information with respect to Blaha, Holland, Endendyk, Starowicz, Johnson, Waldman, Canon and Potera is disclosed in (I) above.

     Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President - Finance of BCM. Mr. Towns is a citizen of the United States of America.

     Mr. Rossi's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Rossi's present principal occupation is Executive Vice President of BCM. Mr. Rossi is a citizen of the United States of America.

     Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

     Mr. Allred's business address is 10670 North Central Expressway, Suite 500, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President - Land Development of BCM. Mr. Allred is a citizen of the United States of America.

     Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. M. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. M. Phillips is a citizen of the United States of America.

     Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. R. Phillips' present principal occupation is an independent real estate investor. Mr. R. Phillips is a citizen of the United States of America.

     (III) AHI is a corporation organized and existing under the laws of the State of Nevada. AHI is a wholly-owned subsidiary of ART. AHI's principal business activity is the holding of record ownership of Units beneficially owned by ART. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. The directors and executive officers of AHI are as follows:


Name                                Position(s)
----                                -----------
Karl L. Blaha                       Director\President

Thomas A. Holland                   Vice President and Chief Financial Officer

A. Cal Rossi, Jr.                   Vice President

Robert A. Waldman                   Director\Secretary

Drew D. Potera                      Director\Treasurer

     Information with respect to Messrs. Blaha, Holland, Rossi, Waldman and Potera is disclosed in (I) above.

     During the last five (5) years, (i) none of the persons enumerated in (I) through (III) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended to read as follows:

         (a)  Share Ownership

         The following tables show the Units owned directly and beneficially by the Reporting Persons on the date of this statement:



                                       Units Owned Directly

                                                     Number of                          Percent of
Name                                                   Units                            Class (1)
----                                                 ---------                          ----------
ART                                                    283,034                             4.5%
BCM                                                    696,975                            11.0%
AHI                                                  3,268,535                            51.7%
                                                     ---------                            ----

                                    TOTAL            4,248,544                            67.2%


                                     Units Owned Beneficially

                                                     Number of                          Percent of
Name                                                   Units                            Class (1)
----                                                 ---------                          ----------
ART                                                    283,034                             4.5%
BCM                                                    696,975                            11.0%
AHI                                                  3,268,535                            51.0%
Al Gonzalez (2)                                        283,034                             4.5%
Roy E. Bode (2)                                        283,034                             4.5%
Collene C. Currie (2)                                  283,034                             4.5%
Cliff Harris (2)                                       283,034                             4.5%
Karl L. Blaha (2)(4)                                 3,551,569                            56.2%
Mickey Ned Phillips (3)                                696,975                            11.0%
Ryan T. Phillips (3)                                   696,975                            11.0%
Thomas A. Holland (4)                                3,268,535                            51.7%
Robert A. Waldman (4)                                3,268,535                            51.7%
Drew D. Potera (4)                                   3,268,535                            51.7%
                                                     ---------                            ----

Total Units beneficially
  owned by Reporting Persons                         4,248,544                            67.2%

     (1) Percentage calculations are based upon 6,321,622 Units outstanding at July 31, 1999. Total and addends may not match due to rounding.

     (2) May be deemed to be a beneficial owner of the Units held directly by ART by virtue of the relationship to ART described in Item 2.

     (3) May be deemed to be a beneficial owner of the Units held directly by BCM by virtue of the relationship to the BCM described in Item 2.

     (4) May be deemed to be a beneficial owner of the Units held directly by AHI by virtue of the relationship to AHI described in Item 2.

     (b) Voting and Dispositive Power

     Each of the directors of ART share voting and dispositive power over the 283,034 Units held by ART. Each of the directors of BCM share voting and dispositive power over the 696,975 Units held by BCM. Each of the directors of AHI exercise voting and dispositive power over the 3,268,535 Units held by AHI.

     (c) Transactions in Securities

     The following table lists the purchase transactions in the Units that were effected by the Reporting Persons since the last Amendment filing.


Reporting                       Number            Price        Type of
Person            Date         of Units         Per Unit     Transaction
---------         ----        ---------         --------     -----------
ART             08/12/99        10,000           $21.625     Open Market
BCM             08/24/99        12,500           $21.250     Open Market
BCM             09/14/99        10,300           $21.625     Open Market
BCM             10/15/99         8,200           $21.375     Open Market

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to read as follows:

     ART has pledged 2,000 Units to BA Investment Services, pledged 450 Units to Bear Stearns, pledged 50,000 Units to Bank One Securities, pledged 450 Units to Bear Stearns, pledged 166,184 Units to Dean Witter, pledged 23,700 Units to Dain Rauscher, pledged 4,000 Units to First Southwest, pledged 5,000 Units to Hambrecht & Quist, pledged 15,100 Units to JC Bradford, pledged 10,000 Units to McDonald & Co., pledged 400 Units to Morgan Keegan, pledged 4,000 Units to Raymond James, pledged 2,000 Units to Southland Securities and pledged 200 Units to Stifel Nicolaus in stock margin accounts maintained by it with such brokers.

     BCM has pledged 54,000 Units to Advest, Inc., pledged 5,100 Units to Ameritrade, pledged 50,000 Units to Bank One Securities, pledged 145,075 Units to Bear Stearns, pledged 700 Units to Burke Christensen, pledged 11,500 Units to Cutter & Company, pledged 11,200 Units to Dain Rauscher, pledged 281,200 Units to Dean Witter, pledged 12,500 Units to First Southwest, pledged 8,200 Units to First Union Brokerage, pledged 5,000 Units to Hobbs Melville, pledged 5,000 Units to Hambrecht & Quist, pledged 400 Units to JC Bradford, pledged 15,000 Units to Legg Mason, pledged 8,200 Units to McDonald & Co., pledged 35,300 Units to Paine Webber, pledged 1,800 Units to Raymond James, pledged 4,200 Units to Regions Inv., pledged 6,000 Units to Robert Baird, pledged 36,100 Units to Southland Securities and pledged 500 Units to Southwest Securities in stock margin accounts maintained by it with such brokers.

     AHI has pledged 50,000 Units to Bank One Securities, pledged 713,535 Units to Bear Stearns, pledged 100,000 Units to Dean Witter, pledged 2,000,000 Units to Donald & Company, pledged 115,000 Units to First Bank & Trust, pledged 50,000 Units to J.B. Hanauer and pledged 120,000 Units to McDonald & Co. in stock margin accounts maintained by it with such brokers. AHI has pledged 120,000 Units to Perelman Carley pursuant to a loan agreement with First Boston/Bankers Trust.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: December 8, 1999.


                                             AMERICAN REALTY TRUST, INC.

                                         By: /s/ Karl L. Blaha
                                             ----------------------------------
                                             Karl L. Blaha
                                             President


                                             BASIC CAPITAL MANAGEMENT, INC.

                                         By: /s/ Drew D. Potera
                                             ----------------------------------
                                             Drew D. Potera
                                             Vice President and Treasurer


                                             ART HOLDINGS, INC.

                                         By: /s/ Drew D. Potera
                                             ----------------------------------
                                             Drew D. Potera
                                             Treasurer




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